FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 5 DATED JUNE 16, 2017

TO THE PROSPECTUS DATED MAY 1, 2017

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated May 1, 2017, as supplemented by Supplement No. 1 dated May 1, 2017, Supplement No. 2 dated May 8, 2017, Supplement No. 3 dated May 17, 2017 and Supplement No. 4 dated May 24, 2017. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the termination of the offer and sale of Class A and Class T shares in the primary portion of this offering; and

•	our entry into an agreement to purchase an apartment community located in Duval County, Florida.

Termination of Offering of Class A and Class T Shares

We intend to terminate the sale of Class A and Class T shares in this primary offering on July 3, 2017, at which time we will commence the offer and sale of Class R and Class I shares in this primary offering. In order to purchase Class A and Class T shares in this primary offering, subscriptions must be received by our transfer agent, DST Systems, Inc., in good order on or before June 23, 2017. We will continue to issue Class A and Class T shares pursuant to our distribution reinvestment plan to those stockholders that previously purchased Class A and Class T shares in the primary offering.

Probable Real Estate Investment

On June 12, 2017, we, through our Operating Partnership, entered into an agreement to purchase an apartment community located in Duval County, Florida (the “Property”) from MREI III Bay Club, LLC, an unaffiliated seller. The Property is an apartment community with 220 units and amenities, including private garages for each unit, a clubhouse, pool, fitness center and business center.

Pursuant to the agreement, we are obligated to make an earnest money deposit of $1 million. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $1 million of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Property only after satisfaction of agreed upon closing conditions. The purchase price of the Property is $28.3 million plus closing costs. We intend to fund the purchase of the Property with proceeds from this offering and debt proceeds.

The Property encompasses 223,568 rentable square feet. The Property was constructed in 1990 and is currently 96% leased. The average occupancy rate of the Property was 95% during each of the three years ended December 31, 2016, 2015, and 2014. The seller was unable to provide average occupancy rates for 2013 and 2012.

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the three years ended December 31, 2016, 2015, and 2014 was $986, $955, and $913, respectively. The seller was unable to provide average effective rental rate per unit for 2013 and 2012.

We believe that the Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Property. We intend to make upgrades to the interior units at the Property.